FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of March 2005

Commission File Number 000-12790

ORBOTECH LTD.

(Translation of registrant’s name into English)

SANHEDRIN BOULEVARD, NORTH INDUSTRIAL ZONE, YAVNE 81101, ISRAEL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F         X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form,

the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                     No         X

Attached hereto and incorporated by reference herein is the following document:

1.	Press release issued by the Registrant on, and dated, March 21, 2005, and entitled “Orbotech Enters New Area for Imaging Technologies by Purchasing the Assets of Imarad Imaging Systems”.

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This report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 (Registration No. 33-25782, Registration No. 33-78196, Registration No. 333-05440, Registration No. 333-06542, Registration No. 333-08404, Registration No. 333-09342, Registration No. 333-11124 and Registration No. 333-12692) of Orbotech Ltd. previously filed with the Securities and Exchange Commission.

FOR IMMEDIATE RELEASE

COMPANY CONTACTS:
Adrian Auman, Corporate Vice President	Michelle Harnish
Investor Relations, Director of Finance	Marketing Communications Manager
Orbotech Ltd.	Orbotech, Inc.
+972-8-942-3560	+1-978-901-5120
Amichai Steinberg, CFO and Corporate VP Finance
Orbotech Ltd.
+972-8-942-3524
www.orbotech.com

ORBOTECH ENTERS NEW AREA FOR IMAGING TECHNOLOGIES BY

PURCHASING THE ASSETS OF IMARAD IMAGING SYSTEMS

YAVNE, ISRAEL — March 21, 2005 — ORBOTECH LTD. (NASDAQ/NM SYMBOL: ORBK) today announced that it has signed an agreement to purchase the assets of Imarad Imaging Systems Ltd., a privately held Israeli company which develops and manufactures high-performance, solid state gamma radiation detectors based on its innovative Cadmium Zinc Telluride (CZT) crystal-growth technology. These detectors will initially be used in the field of nuclear medicine.

Orbotech Medical Solutions Ltd. (“OMS”), a wholly-owned subsidiary of Orbotech Ltd., will acquire all the assets of Imarad for $7 million. In addition, subject to the achievement of agreed milestones, OMS will make payments to Imarad on sales through the end of 2008, up to a maximum of $26 million.

OMS also announced a new strategic alliance with GE Healthcare, a $14 billion dollar unit of General Electric Company (NYSE: GE). Through this agreement, GE Healthcare, a leading provider of diagnostic imaging products and services, will become a preferred customer of OMS for solid state radiation detectors developed on the basis of the CZT technology.

Commenting on the announcement, Mr. Rani Cohen, Co-President - Business and Strategy, of Orbotech Ltd., said: “Imarad has developed a highly innovative, enabling solid-state detector technology which is capable of facilitating significant improvements in image quality and diagnostic capabilities, as well as substantial cost savings, over currently available, analog-based nuclear medicine imaging solutions. We believe that there is a very substantial growth potential for advanced technology solutions that surmount existing limitations and specifically address critical customer needs in the expanding area of medical imaging.

Mr. Cohen added: “For Orbotech, this transaction represents an important step in the implementation of our strategy of diversification into new growth areas for imaging technologies. We believe that the pursuit of this strategy, together with the current strength of Orbotech’s traditional business, position the Company well for both short and long term growth.”

Dr. S. Morry Blumenfeld, founding partner of MediTech Advisors LLC, an investment and advisory firm specializing in the global medical devices field and advisor to Orbotech in this transaction, said: “The Cadmium Zinc Telluride crystal growth technology which Orbotech has acquired is truly ground-breaking and enabling. We expect that it will become an important element in the field of nuclear medicine and anticipate that it will generate significant growth opportunities.” In the course of his 34 year career at General Electric, Dr. Blumenfeld served as chairman of the board of Elgems, a forerunner of GE’s current nuclear medicine business, and helped lead the development of the key technologies of CT and MRI.

Except for historical information, the matters discussed in this press release are forward-looking statements that are subject to certain risks and uncertainties which could cause the actual results to differ materially from those projected, including industry trends, the timing and strength of product and service offerings, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and other risks detailed from time to time in the Company’s SEC reports. The Company assumes no obligation to update the information in this press release.

Orbotech is a world leader in providing yield-enhancing, production support solutions for specialized applications in the supply chain of the electronics industry, principally for printed circuit boards (PCBs) and flat panel displays (FPDs). The Company designs, develops, manufactures, markets and services automated optical inspection (AOI) systems for bare and assembled PCBs and for FPDs, and imaging solutions for PCB production. The Company’s innovative AOI, imaging and computer-aided manufacturing (CAM) technologies enable customers to achieve the increased yields and throughput essential to remaining at the forefront of electronics production. Through its subsidiary, Orbograph Ltd., the Company also develops and markets automatic check reading software to banks and other check processing organizations. Of Orbotech’s employees, more than one quarter are scientists and engineers, who integrate their multi-disciplinary knowledge, talents and skills to develop and provide sophisticated solutions and technologies designed to meet customers’ long-term needs. Orbotech maintains its headquarters and its primary research, development and manufacturing facilities in Israel, and more than 30 offices worldwide. The Company’s extensive network of marketing, sales and customer support teams throughout North America, Europe, the Pacific Rim, China and Japan deliver its knowledge and expertise directly to customers the world over. For more information visit www.orbotech.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORBOTECH LTD.
(Registrant)

By:	/s/ Amichai Steinberg
Amichai Steinberg
Corporate Vice President for Finance and Chief Financial Officer

Date: March 22, 2005